Exhibit 99.1

NICE Opens Nominations for 2022 PSAPs’ Finest Awards Honoring Emergency
Communications Professionals

The NICE awards program, now entering its seventeenth year, recognizes the emergency communications professionals behind the life-saving work of 911

Hoboken, N.J., January 4, 2022 – NICE (Nasdaq: NICE) today announced that it has opened nominations for the 2022 PSAPs' Finest Awards, an annual recognition program for emergency communications (ECC) professionals. Awards are presented each year in the following categories: Lifetime Achievement, Above & Beyond, Communications Center Director/Manager, Line Supervisor, Technician, Trainer, Telecommunicator, Innovator, and PSAP of the Year.

NICE’s PSAPs’ Finest Program has recognized hundreds of deserving emergency communications professionals over its seventeen-year history. The program is open to all PSAPs, whether or not they are customers of NICE. An independent judging panel reviews and judges each nomination based on the individual’s or team’s specific contributions to their agency and the broader community.

Chris Wooten, Executive Vice President, NICE, said, “Emergency communications centers are critical to keeping communities safe. When an emergency call comes in, lives, quite literally, are on the line. Whether they’re behind the headset, managing people or the technology that makes 911 work, emergency communications professionals are essential. We are proud to recognize the life-saving work of each and every emergency communication professional through our PSAPs’ Finest Awards program.”

The PSAPs’ Finest Awards program is successful in large part due to its experienced judging panel, which draws upon the ECC community. This year’s panel of volunteer judges includes Kerry-Anne Murray-Bates, Manager-Communications Services, Toronto Police Service (Toronto, Canada); Allison Theunissen, E9-1-1 MSAG Program Manager, Weld County Regional Communications (Greeley, CO);  James Stilwell, ENP, Commander, Communications Division, Maricopa County Sheriff’s Office (Phoenix, AZ); Loretta Hadlock, Police Communications Manager, Glendale Police Department (Glendale, AZ); Michelle Hirst, Director 911 Management, Marion County Board of County Commissioners (Ocala, FL ); Lisa Sears, Director of Law Enforcement Communications, Erie County Central Police Services (Buffalo, NY); and Allie Edwards, Administrative Supervisor, Phoenix Police Department-Communications Bureau (Phoenix, AZ).

To submit a nomination for any of the PSAPs' Finest Awards categories or to read about previous winners, please visit the PSAPs' Finest website. Nominations can be submitted online through June 1, 2022.

Questions regarding the 2022 PSAPs' Finest Awards can be directed to PSInfo@NICE.com.

About NICE Public Safety
With over 3,000 customers and 30 years’ experience, NICE delivers end-to-end digital transformation, improved collaboration, efficiency and cost-savings to all types of public safety and criminal justice agencies, from emergency communications centers and police departments to prosecutors and courts. Our Evidencentral platform (which includes NICE Inform, NICE Investigate, NICE Justice and E-Request) features an ecosystem of integrated technologies that bring data together to improve incident response, accelerate investigations, streamline evidence sharing and disclosure, and keep communities and citizens safer.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.